

Mail Stop 3561

April 5, 2017

Mark S. Ashby
Chief Financial Officer
2500 Bee Cave Road
Building One, Suite 200
Rollingwood, Texas 78746

> **Re:** **EZCorp, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2016**
> **Response dated March 22, 2017**
> **File No. 0-19424**

Dear Mr. Ashby:

We have reviewed your March 22, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 2, 2017 letter.

Form 10-K for the Fiscal Year Ended September 30, 2016

ITEM 8 — FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

NOTE 2: CORRECTIONS AND REVISIONS TO PRIOR PERIOD FINANCIAL STATEMENTS, page 68

1. We note your response to comment 2. Please explain to us in more detail how you concluded the errors under the rollover method were not quantitatively material to fiscal 2014 income from continuing operations.

NOTE 13: INCOME TAXES, page 98

2. We note your response to comment 8. Explain to us how you concluded the adjustments made to arrive at "core earnings" from continuing operations are non-recurring. Please be detailed in your response. Additionally, please provide a more thorough description of the positive and negative evidence you considered and how that evidence was weighted in concluding a full valuation allowance was unnecessary at the end of fiscal 2016. Please refer to guidance beginning at ASC 740-10-30-17.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Elizabeth Sellars, Staff Accountant at (202) 551-3348, if you have questions regarding comments on the financial statements and related matters. Please contact me with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products